January 12, 2009

Ms. Keira Ino	Mail Stop 6010
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549
Re:	Graymark Productions, Inc. Form 10-K for the year ended December 31, 2007 Filed on March 28, 2008 Form 10-Q for the period ended June 30, 2008 Filed on August 14, 2008 File No. 000-50638
Dear Ms. Ino:
     We are writing in response to the Staff’s comments set forth in its letter dated January 9, 2009. We have numbered each of our responses to correspond to the numbered comment set forth in the Staff’s letter.
Form 10-K for the year ended December 31, 2007
Consolidated Financial Statements
Notes to Financial Statements
Note 1 — Nature of Business, page F-7
1.	We confirm that in future filings, we will disclose that both Apothecary Rx and SDC Holdings were under common control immediately prior to the Graymark transaction.

With respect to your follow-up question, Graymark Productions was not under the same common control as Apothecary Rx and SDC Holdings. In EITF 02-5, the FASB indicates that common control exists between separate entities when “an individual or enterprise holds more than 50 percent of the voting ownership interest of each entity.” There was only one owner in Apothecary Rx and SDC Holdings who also had ownership in Graymark Productions immediately before the Graymark transaction. That shareholder’s ownership in Graymark Productions was 1,000,000 shares or approximately 11%. This does not meet the definition of common control under EITF 02-5. We will disclose in future filings that Graymark Productions was not under the same common control as Apothecary Rx and SDC Holdings.
Form 10-Q for the quarterly period ended June 30, 2008
Note 7 — Capital Structure, page 11
2.	As previously stated, we did not previously attribute any value to the repricing of the previously issued warrants and no additional expense was recorded for this modification. After reviewing SFAS 123R, we have determined that we should have
Graymark Healthcare, Inc. • SDC Holdings, LLC • ApothecaryRx, LLC
101 N. Robinson, Ste. 920, Oklahoma City, Oklahoma 73102
405-601-5300 p • 405-601-4450 f • www.graymarkhealthcare.com

January 12, 2009
Ms. Keira Ino
Division of Corporation Finance
U.S. Securities and Exchange Commission

attributed additional value to the repricing of the original warrants SFAS 123R, paragraph 51(c), states, “a change in compensation cost for an equity award measured at intrinsic value in accordance with paragraph 25 shall be measured by comparing the intrinsic value of the modified award, if any, with the intrinsic value of the original award, if any, immediately before the modification.

The difference between the intrinsic value of the newly issued warrants and the value of the original warrants immediately prior to the modification was calculated to be $52,576. The impact of this on our previous filings was as follows:
a.	Graymark Productions should have recorded additional interest expense in the 1st, 2nd and 3rd Form 10-Qs of $2,504, $15,022 and $15,022, respectively.

b.	Given the impact of the reverse merger, the impact on the current reporting registrant is $5,007 of interest expense incurred from January 1, 2008 (the date of the reverse merger) to January 11, 2008 (the date the notes matured).
We have concluded that the misstatements noted above are not material (individually or in the aggregate). As a result, we will not amend any previous filings.
     In responding to the comments raised by the Staff in its letter of January 9, we acknowledge that (i) we are responsible for the adequacy and the accuracy of the disclosure in our filings with the Commission, (ii) the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filing that is the subject matter of the comments or any other filing, and (iii) we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Sincerely,
/S/Stanton Nelson
Chief Executive Officer